Exhibit 99.1

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited, expressed in Canadian dollars)

	September 30,	December 31,
($000s)	2015	2014

ASSETS
Current assets
Restricted cash	$18,071	$25,504
Accounts receivable (note 14)	66,858	110,118
Deposits and prepaid expenses	10,485	6,926
Current portion of risk management asset (note 14)	5,390	-
	100,804	142,548
Risk management asset (note 14)	1,882	-
Exploration and evaluation assets (note 3)	108,155	123,639
Property, plant and equipment (note 4)	1,949,681	1,947,298
Total assets	$2,160,522	$2,213,485

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$84,697	$154,094
Advances from joint venture partners	72,432	76,388
Current portion of finance lease obligation	1,627	1,574
Current portion of deferred lease inducements	340	340
	159,096	232,396

Bank debt (note 5)	341,030	549,792
Senior notes (note 5)	320,709	-
Finance lease obligation	8,841	10,063
Deferred lease inducements	2,472	2,727
Decommissioning liabilities	93,915	88,605
Deferred taxes (note 9)	68,872	81,585
Total liabilities	994,935	965,168

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 6)	1,000,100	1,000,041
Contributed surplus	49,090	44,302
Retained earnings	116,397	203,974
Total shareholders’ equity	1,165,587	1,248,317
Total liabilities and shareholders’ equity	$2,160,522	$2,213,485

COMMITMENTS (note 13)

See accompanying notes to the condensed consolidated financial statements.

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BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited, expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
($000s)	2015	2014	2015	2014

REVENUES
Petroleum and natural gas sales	$78,810	$134,628	$252,718	$447,557
Royalties	(6,320)	(24,372)	(30,219)	(78,774)
Other income	3,256	2,783	8,475	5,750
Total revenue net of royalties	75,746	113,039	230,974	374,533

Realized gain (loss) on commodity contracts	(535)	(6,631)	1,903	(41,630)
Unrealized gain on commodity contracts	7,031	20,336	6,420	11,656
	82,242	126,744	239,297	344,559

EXPENSES
Production	27,350	30,820	93,151	82,248
Transportation	4,956	4,360	14,443	12,118
General and administrative	4,964	6,103	18,970	16,164
Share-based compensation (recovery) (note 7)	(707)	340	2,982	5,177
Depletion, depreciation and impairment (note 4)	81,169	43,144	173,783	120,533
Gain on property acquisition (note 4)	-	(11,770)	-	(11,770)
Gain on property dispositions and swaps (note 4)	(11,246)	(11,853)	(20,858)	(40,366)
	106,486	61,144	282,471	184,104

NET PROFIT (LOSS) BEFORE FINANCE AND TAXES	(24,244)	65,600	(43,174)	160,455

Finance expense (note 10)	13,013	5,227	29,412	14,684
Loss on foreign exchange (note 11)	21,532	-	27,704	-

NET PROFIT (LOSS) BEFORE TAXES	(58,789)	60,373	(100,290)	145,771

TAXES
Deferred tax (expense) recovery (note 9)	8,329	(15,499)	12,713	(37,478)

NET PROFIT (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$(50,460)	$44,874	$(87,577)	$108,293

Net profit (loss) per share (note 12)
Basic	$(0.26)	$0.23	$(0.46)	$0.60
Diluted	$(0.26)	$0.23	$(0.46)	$0.59

See accompanying notes to the condensed consolidated financial statements.

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BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(unaudited, expressed in Canadian dollars)

For the nine months ended September 30,

($000s)	2015	2014

SHAREHOLDERS’ CAPITAL (note 6)
Common shares (note 6)
Balance, beginning of year	$1,000,041	$824,065
Issued for cash on exercise of share options	45	5,531
Issued for cash on equity issue, net of tax	-	172,615
Share issue costs on equity issue and shelf prospectus, net of tax	-	(5,903)
Contributed surplus transferred on exercised options	14	1,664
Balance, end of period	1,000,100	997,972

CONTRIBUTED SURPLUS
Balance, beginning of year	44,302	38,958
Share-based compensation expense	5,348	5,425
Adjustment of share-based compensation expense for forfeitures of unvested share options	(546)	(351)
Transfer to share capital for exercised options	(14)	(1,664)
Other	-	774
Balance, end of period	49,090	43,142

RETAINED EARNINGS
Balance, beginning of year	203,974	40,851
Net profit (loss)	(87,577)	108,293
Balance, end of period	116,397	149,144

TOTAL SHAREHOLDERS’ EQUITY	$1,165,587	$1,190,258

See accompanying notes to the condensed consolidated financial statements.

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BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited, expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
($000s)	2015	2014	2015	2014

Cash provided from (used in):

Cash flow from (USED IN) operating activities
Net profit (loss)	$(50,460)	$44,874	$(87,577)	$108,293
Adjustments for:
Depletion, depreciation and impairment (note 4)	81,169	43,144	173,783	120,533
Finance expenses (note 10)	464	443	1,377	1,307
Effective interest on senior notes	587	-	829	-
Share-based compensation (note 7)	(80)	340	3,609	5,177
Unrealized (gain) loss on commodity contracts (note 14)	(7,031)	(20,336)	(6,420)	(11,656)
Unrealized foreign exchange (gain) loss (note 11)	21,524	-	27,803	-
Gain on property acquisitions (note 4)	-	(11,770)	-	(11,770)
Gain on property dispositions and swaps (note 4)	(11,246)	(11,853)	(20,858)	(40,366)
Deferred tax expense (recovery) (note 9)	(8,329)	15,499	(12,713)	37,478
Decommissioning costs incurred	(727)	(880)	(1,697)	(1,016)
Change in non-cash working capital (note 8)	(3,856)	545	(17,094)	(3,611)
	22,015	60,006	61,042	204,369

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of share capital (note 6)	-	1,469	45	178,920
Issue costs on share capital (note 6)	-	(307)	-	(7,870)
Settlement of restricted awards	-	-	(1,037)	(1,256)
Issuance of senior notes, net of issue costs	-	-	291,642	-
Advances from loans and borrowings	840,633	553,794	2,794,521	1,763,956
Repayment of loans and borrowings	(886,698)	(474,146)	(3,003,284)	(1,648,393)
Obligations under finance lease	(404)	(384)	(1,168)	(1,109)
Deferred lease inducements	(85)	(83)	(255)	236
Change in non-cash working capital (note 8)	7,637	(70)	10,102	43
	(38,917)	80,273	90,566	284,527

CASH FLOW FROM (USED IN) investing ACTIVITIES
Expenditure on exploration and evaluation assets (note 3)	(314)	(4,693)	(2,516)	(6,835)
Additions to property, plant and equipment (note 4)	(19,440)	(163,097)	(139,895)	(451,147)
Proceeds on sale of property, plant and equipment	8,497	-	10,307	8,374
Change in non-cash working capital (note 8)	28,159	27,511	(19,504)	(39,288)
	16,902	(140,279)	(151,608)	(488,896)

Change in cash	-	-	-	-

Cash, beginning of period	-	-	-	-

Cash, end of period	$-	$-	$-	$-

Cash paid:
Interest on bank debt	4,589	3,690	15,793	10,581
Interest on senior notes	-	-	-	-
Taxes	-	-	-	-

See accompanying notes to the condensed consolidated financial statements.

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, expressed in Canadian dollars)

1.	CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the “Company” or “Bellatrix”) is a publicly traded Western Canadian based growth oriented oil and gas company in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “BXE”.

Bellatrix was incorporated in Canada and the Company’s registered office and principal place of business is located at 1920, 800 – 5th Avenue SW, Calgary, Alberta, Canada T2P 3T6.

2.	BASIS OF PREPARATION

a.	Statement of compliance

These condensed consolidated financial statements (“interim financial statements”) were authorized by the Board of Directors on November 4, 2015. The Company prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with the Company’s year ended December 31, 2014 audited consolidated financial statements, available at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov. The Company has prepared these interim financial statements using the same accounting policies and critical accounting estimates applied in the Company’s year ended December 31, 2014 audited consolidated financial statements, except for property plant and equipment.

With the completion of Phase 1 of the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant in the Alder Flats area of Alberta (the “Plant”) in May 2015, Bellatrix began depreciating the associated costs of Phase 1 of the Plant as the asset is now available for use.

Depreciation is recognized to expense the cost of significant components of assets less their residual values over their useful lives.

Bellatrix’s Plant and associated equipment are depreciated using the straight-line method over estimated useful lives as follows:

•	General plant and processing equipment - 40 years

•	Other properties and equipment - 10 years

•	Turnarounds - 5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and, if necessary, any changes would be accounted for prospectively.

b.	Basis of measurement

The interim financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value. The interim financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality. These interim financial statements are prepared within the framework of the same significant accounting policies, critical judgments, accounting estimates, accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2014. The interim financial statement note disclosures do not include all of those required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable for annual financial statements. Accordingly, the interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto as at and for the year ended December 31, 2014.

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3.	EXPLORATION AND EVALUATION ASSETS

($000s)
Cost
Balance, December 31, 2013	$132,971
Acquisitions through business combinations	4,596
Additions	6,788
Transfer to oil and natural gas properties	(20,685)
Disposals (1)	(31)
Balance, December 31, 2014	123,639
Additions	2,516
Transfer to oil and natural gas properties	(18,000)
Balance, September 30, 2015	$108,155

(1) Disposals include swaps

4.	PROPERTY, PLANT AND EQUIPMENT

($000s)	Oil and natural gas properties	Operated Facilities	Office furniture and equipment	Total
Cost
Balance, December 31, 2013	$1,629,027	$-	$11,585	$1,640,612
Acquisitions through business combinations	230,366	-	-	230,366
Additions	498,044	64,971	11,164	574,179
Transfer from exploration and evaluation assets	20,685	-	-	20,685
Joint venture wells	53,169	-	-	53,169
Transfers	(9,710)	(23,211)	-	(32,921)
Disposals (1)	(9,809)	-	-	(9,809)
Balance, December 31, 2014	2,411,772	41,760	22,749	2,476,281
Additions	85,326	67,528	3,288	156,142
Transfer from exploration and evaluation assets	18,000	-	-	18,000
Joint venture wells	17,335	-	-	17,335
Transfers	-	(8,639)	-	(8,639)
Disposals (1)	(6,672)	-	-	(6,672)
Balance, September 30, 2015	$2,525,761	$100,649	$26,037	$2,652,447

Accumulated Depletion, Depreciation and Impairment loss
Balance, December 31, 2013	$344,962	$-	$2,241	$347,203
Charge for time period	167,914	-	3,053	170,967
Impairment loss	10,813	-	-	10,813
Balance, December 31, 2014	523,689	-	5,294	528,983
Charge for time period	132,302	1,237	2,832	136,371
Impairment loss	37,412	-	-	37,412
Balance, September 30, 2015	$693,403	$1,237	$8,126	$702,766
(1) Disposals include swaps

Carrying amounts
At December 31, 2014	$1,888,083	$41,760	$17,455	$1,947,298
At September 30, 2015	$1,832,358	$99,412	$17,911	$1,949,681

Bellatrix has included $1.23 billion (September 30, 2014: $1.10 billion) for future development costs and excluded $83.5 million (September 30, 2014: $77.5 million) for estimated salvage from the depletion calculation for the three months ended September 30, 2015. Operated facilities includes capital associated with Phase I of the Alder Flats Plant, which was completed and commissioned during May 2015, as well as capital associated with Phase II and related infrastructure. Costs of facilities under construction of $11.7 million were excluded from depreciation calculations for the three months ended September 30, 2015.

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In the three and nine months ended September 30, 2015, the Company recognized total net gains of $11.2 million and $20.9 million (2014: $11.9 million and $40.4 million), respectively. Included in total net gains were gains on dispositions of $9.3 million and $17.3 million, recognized relating to gains on wells drilled under the Grafton Joint Venture and the Troika Joint Venture which were completed and tied-in during the three and nine month periods ending September 30, 2015, respectively. A gain on disposition for each well is recognized to account for the disposal of the pre-payout working interest (“WI”) earned by the joint venture partner on the well, which results from the difference between the percentage of all capital costs contributed for the drilling, completion, equipping and tie-in of the well by the joint venture partner and the pre-payout WI allocated to the joint venture partner by the Company. The gain on disposition for a well is recognized during the quarter in which the well was completed and tied-in.

Under the Grafton Joint Venture Agreement, Grafton contributes 82% of the total capital costs required for each well under the Grafton Joint Venture Agreement, and in return earns 54% of Bellatrix’s WI in each well drilled until payout.

Under the Troika Joint Venture Agreement, Troika contributes 50% of the total capital costs required for each well under the Troika Joint Venture Agreement, and in return earns 35% of Bellatrix’s WI in each well until payout.

Bellatrix sold a working interest in a gas gathering line in the Ferrier area to a third party midstream company and recognized a $1.9 million gain on disposition. Bellatrix will continue to operate the gathering line and deliver gas to a third party facility.

For the nine months ended September 30, 2015, the Company capitalized $6.6 million (2014: $6.9 million) of general and administrative expenses and $2.1 million (2014: $3.1 million) of share-based compensation expense directly related to exploration and development activities.

Impairment

Bellatrix assesses the recoverability of the carrying values of its oil and natural gas properties on a cash generating unit (“CGU”) basis. The composition of each CGU is determined based on factors such as common processing facilities, sales points, and commonalities in the geological and geophysical structure of individual areas.

In accordance with IFRS, the Company calculates an impairment test when there are indicators of impairment. The impairment test is performed at the asset or CGU level. The impairment test is a one step process for testing and measuring impairment of assets. The recoverable amount of a CGU is defined as the greater of its Value in Use (“VIU”) or Fair Value Less Costs to Sell (“FVLCS”). VIU is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the assets in the CGU. FVLCS is determined to be the amount for which the assets in the CGU could be sold in an arm’s length transaction. The recoverable amount is compared to the carrying value of that CGU in order to determine if impairment exists. Impairment is recognized as an expense included in the Company’s Consolidated Statement of Comprehensive Income in the period in which it occurs.

Key input estimates used to determine the present value of expected future net cash flows include:

a)	Reserves - An external reserve engineering report which incorporates a full evaluation of reserves is prepared on an annual basis with internal reserve updates completed at each quarterly period. Estimating reserves is highly complex, requiring many judgments including forward price estimates, production costs, and recovery rates based on available geological, geophysical, engineering and economic data. Changes in these judgments may have a material impact on the estimated reserves. These estimates may change, resulting in either negative or positive impacts to net earnings as further information becomes available and as the economic environment changes. The internal reserve update completed at September 30, 2015 consisted of a mechanical update for drilling activity since December 31, 2014 and updated forward price estimates as of September 30, 2015. Additionally the timing of future development costs, certain operating costs and inputs to calculate royalty rates were incorporated into the internal update based on historical data for 2015.

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b)	Commodity prices – Forward price estimates of crude oil and natural gas prices are incorporated into the determination of expected future net cash flows. Commodity prices have fluctuated significantly in recent years due to global and regional factors including supply and demand fundamentals, inventory level, exchange rates, weather, economic, and geopolitical factors.

c)	Discount rates – Discount rates used to calculate the present value of expected future cash flows are based on estimates of the recoverability of asset values in the current industry market conditions. Changes in the general economic environment could result in significant changes to these estimates.

2015 Impairment

At September 30, 2015, Bellatrix performed an assessment of possible indicators of impairment on all of the Company’s CGUs. Primarily as a result of depressed crude oil and natural gas forward commodity prices, Bellatrix completed impairment tests for each of its CGUs. These tests resulted in the recognition of impairment of $37.4 million in the Company’s Central Alberta CGU. For this CGU, the impairment amount was estimated using fair value less costs to sell calculations based on expected future cash flows generated from proved and probable reserves, which incorporated before-tax discount rates ranging from 10-12%.

A 1% increase to the discount rates applied in the impairment calculation for the Central Alberta CGU would result in an increase in impairment expense of approximately $100 million. A 1% decrease to the discount rates applied would result in no impairment loss recognized in the period ended September 30, 2015.

Business Combination

On September 30, 2014, Bellatrix closed an acquisition of production and working interest in certain facilities, as well as undeveloped land in the Ferrier area of Alberta for a cash purchase price of $13.9 million after adjustments. Bellatrix assessed the property acquisition and determined that it constitutes a business combination under IFRS.

The estimated fair value of the property, plant and equipment acquired net of decommissioning liabilities was determined to be $13.9 million using internal estimates, resulting in a gain on acquisition of $11.8 million in the period ended September 30, 2014. The fair value of identifiable assets acquired and liabilities assumed is final. Included in the Company’s deferred tax expense for the three and nine months ended September 30, 2014 was a $2.9 million expense relating to the gain recognized on the property acquisition.

In addition to the $13.9 million property acquisition, in the three months ended September 30, 2014 Bellatrix acquired additional working interests in multiple existing properties for a total cost of $13.7 million after adjustments. These acquisitions did not constitute business combinations under IFRS.

5.	LONG-TERM DEBT

($000s)	September 30, 2015	December 31, 2014
Bank debt	$341,030	$549,792
Senior Notes (due May 15, 2020)	320,709	-
Long-term debt	$661,739	$549,792

Senior Notes

On May 21, 2015, the Company completed an offering of US$250 million of 8.50% senior unsecured notes (the “Senior Notes”) due May 15, 2020. Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, commencing on May 15, 2017 at specified redemption prices. The Senior Notes are redeemable at the following redemption prices (expressed as a percentage of the principal amount of the Senior Notes): 2017 at 104.250%, 2018 at 102.125%, 2019 and thereafter at 100.000%. Prior to May 15, 2017, some or all of the Senior Notes may be redeemed at a price equal to 100% of the principal amount plus a make-whole premium. Additionally, up to 35% of the Senior Notes may be redeemed prior to May 15, 2017 at a redemption price equal to 108.500%, with an amount of cash not greater than the net cash proceeds of certain equity offerings. The Senior Notes are carried at amortized cost, net of debt issuance costs of $7.7 million, which accrete up to the principal balance at maturity using the effective interest rate of 9.7%. The Senior Notes were initially recognized at fair value, net of debt issue costs, and have subsequently been carried at amortized cost.

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($000s)	2015
Balance, beginning of year	$-
Issuance of Senior Notes	299,308
Unrealized foreign exchange loss(1)	28,239
Amortization of discount and debt issue costs	828
328,375
Debt issue costs	(7,666)
Balance, September 30, 2015	$320,709
(1)	Exchange rate (CDN$/US$1.00) at September 30, 2015 was 1.3394.

A company that is controlled by a Director of Bellatrix acquired, through a fund managed or advised by it, US$15 million in aggregate principal amount of the Senior Notes pursuant to the offering which was conducted on an arm’s length basis.

Bank Debt

In June 2015, the semi-annual review of the borrowing base under the Company's revolving credit facilities was approved at $600 million. As of September 30, 2015, the Company’s credit facilities are available on an extendible revolving term basis and consist of a $75 million operating facility provided by a Canadian bank and a $525 million syndicated facility provided by nine financial institutions, subject to a borrowing base test.

Amounts borrowed under the credit facilities will bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% to 4.75%, depending on the type of borrowing and the Company’s Senior Debt to EBITDA ratio. A standby fee is charged of between 0.405% and 1.06875% on the undrawn portion of the credit facilities, depending on the Company’s Senior Debt to EBITDA ratio. Bellatrix’s credit facilities are secured against all of the assets of the Corporation by a $1 billion debenture containing a first ranking floating charge and security interest. The Corporation has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.

The credit facilities currently mature on (and are fully revolving until) May 30, 2017. An extension request may be made each year, provided that the term after extension may not exceed 3 years. Should the facility not be extended, the outstanding balance is due upon maturity. The borrowing base is subject to re-determination on or before May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on or before November 30, 2015. The borrowing base can also be re-determined if the lenders consider that a material adverse change has occurred which is reasonably attributable to a change in the Company’s oil and gas properties.

Financial Covenants

Effective August 4, 2015, the Company’s banking syndicate agreed to amend the agreement governing the credit facilities to remove the Total Debt to EBITDA and EBITDA to interest expense financial covenants. At the same time, Bellatrix and the banking syndicate agreed to modify the Senior Debt to EBITDA financial covenant so that it must not exceed 3.5 times for the fiscal quarters ending on or before March 31, 2017. Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA covenant will return to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition). As part of the agreement to remove these financial covenants, the Company agreed that any further issuances of subordinated indebtedness (but excluding refinancing of the existing Senior Notes) will require majority lender approval.

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As a result of these amendments, the credit facilities are now subject to a single financial covenant, which was met as at September 30, 2015. Bellatrix calculates its financial covenant quarterly. The calculation for the financial covenant is based on specific definitions that are not in accordance with IFRS and cannot be readily replicated by referring to Bellatrix’s condensed consolidated financial statements. Failing a financial covenant may result in cancellation of the credit facilities and/or all or any part of the outstanding loans with all accrued and unpaid interest to be immediately due and payable. As at September 30, 2015, the financial covenant was:

	Covenant as at September 30, 2015	Position at September 30, 2015
Bank Debt	Maximum Ratio

Senior Debt(1) to EBITDA(2) for the last four fiscal quarters	3.50x	2.40x

Senior Unsecured Notes	Minimum Ratio

Fixed charge coverage(3)	2.25x	4.66x

(1) “Senior Debt” is defined as Total Debt, excluding any unsecured or subordinated debt.

(2) “EBITDA” refers to earnings before interest, taxes, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the agreement governing the credit facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended September 30, 2015 was $176.1 million.

(3) Fixed charge coverage is computed as the ratio of fixed charges (as defined in the indenture governing the Senior Notes fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month consolidated cash flow (as defined in the indenture governing the Senior Notes, consolidated cash flow includes the consolidated net profit and adds back provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges). Both fixed charges and consolidated cash flow are non-GAAP measures.  For the trailing twelve months ended September 30, 2015, fixed charges were $43.6 million and consolidated cash flow was $203.2 million.

As at September 30, 2015, excluding $6.4 million of outstanding letters of credit that reduce the amount otherwise available to be drawn on the syndicated facility, approximately $259 million or 43% of unused and available bank credit under its credit facilities was available to fund Bellatrix’s ongoing capital spending and operational requirements.

Subject to certain exceptions and qualifications, the Senior Notes have no financial covenants but limit the Company’s ability to, among other things: make payments and distributions; incur additional indebtedness; issue disqualified or preferred stock; create or permit liens to exist; make certain dispositions; transfers of assets; and engage in amalgamations, mergers or consolidations.

6.	SHAREHOLDER’S CAPITAL

Bellatrix is authorized to issue an unlimited number of common shares. All shares issued are fully paid and have no par value. The common shareholders are entitled to dividends declared by the Board of Directors; no dividends were declared by the Board of Directors during the nine months ended September 30, 2015.

	September 30, 2015		September 30, 2014
	Number	Amount ($000s)	Number	Amount ($000s)
Common shares, opening balance	191,950,576	$1,000,041	170,990,605	$824,065
Issued for cash on equity issue	-	-	18,170,000	172,615
Share issue costs on equity issue and shelf prospectus, net of tax effect of $1.9 million	-	-	-	(5,903)
Cancellation of shares	-	-	(137,486)	-
Shares issued for cash on exercise of options	13,334	45	2,465,124	5,531
Contributed surplus transferred on exercised options	-	14	-	1,664
Balance, end of period	191,963,910	$1,000,100	191,488,243	$997,972

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7.	SHARE-BASED COMPENSATION PLANS

The following table provides a summary of the Company’s share-based compensation plans for the three and nine months ended September 30, 2015:

($000s)	Share Options	Deferred Share Units	Restricted Awards	Performance Awards	Total
Expense (recovery) for the three months ended September 30, 2015 (1)	$665	$(938)	$(338)	$(96)	$(707)
Expense (recovery) for the nine months ended September 30, 2015 (2)	$3,011	$(566)	$516	$21	$2,982
Liability balance, September 30, 2015	$-	$2,192	$1,011	$1,070	$4,273

(1) The expense for share options is net of adjustments for forfeitures of $0.4 million and capitalization of $0.6 million. The recovery for restricted awards is net of adjustments of $0.1 million and capitalization of $0.1 million. The recovery for performance awards is net of capitalization of $0.1 million.

(2) The expense for share options is net of adjustments for forfeitures of $0.5 million and capitalization of $1.6 million. The expense for restricted awards is net of adjustments for forfeitures of $0.1 million and capitalization of $0.5 million.

The following table provides a summary of the Company’s share-based compensation plans for the three and nine months ended September 30, 2014:

($000s)	Share Options	Deferred Share Units	Restricted Awards	Performance Awards	Total
Expense (recovery) for the three months ended September 30, 2014 (1)	$1,431	$(1,340)	$128	$121	$340
Expense (recovery) for the nine months ended September 30, 2014 (2)	$3,072	$498	$983	$624	$5,177
Liability balance, September 30, 2014	$-	$4,543	$1,391	$1,467	$7,401

(1) The expense for share options is net of adjustments for forfeitures of $0.1 million, and capitalization of $0.9 million. The expense for restricted awards is net of adjustments for forfeitures of $0.1 million and capitalization of $0.1 million. The expense for performance awards is net of capitalization of $0.1 million.

(2) The expense for share options is net of adjustments for forfeitures of $0.4 million, and capitalization of $2.0 million. The expense for restricted awards is net of adjustments for forfeitures of $0.1 million and capitalization of $0.7 million. The expense for performance awards is net of capitalization of $0.4 million.

a.	Share Option Plan

During the three and nine months ended September 30, 2015, Bellatrix granted 30,000 (2014: 259,500) and 4,432,500 (2014: 3,205,500) share options, respectively. The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of share options granted during the three months ended September 30, 2015 and 2014, and the weighted average assumptions used in their determination are as noted below:

	2015	2014
Inputs:
Share price	$2.12	$8.50
Exercise price	$2.12	$8.50
Risk free interest rate (%)	0.5	1.1
Option life (years)	2.8	2.8
Option volatility (%)	55	43
Results:
Weighted average fair value of each share option granted	$0.76	$2.49

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Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% (2014: 3% to 10%) for stock options that will not vest and adjusts for actual forfeitures as they occur.

The weighted average trading price of the Company’s common shares on the TSX for the three and nine months ended September 30, 2015 was $2.46 (2014: $8.15) and $3.09 (2014: $9.02), respectively.

The following tables summarize information regarding Bellatrix’s Share Option Plan:

Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2014	$6.30	10,913,337
Granted	$3.73	4,432,500
Exercised	$3.39	(13,334)
Forfeited	$5.99	(997,004)
Expired	$3.89	(1,142,000)
Balance, September 30, 2015	$5.67	13,193,499

As of September 30, 2015, a total of 19,196,391 common shares were reserved for issuance on exercise of share options, leaving an additional 6,002,892 available for future share option grants.

Share Options Outstanding, September 30, 2015

	Outstanding			Exercisable
Exercise Price	At September 30, 2015	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	At September 30, 2015	Exercise Price
$ 2.12 - $ 3.06	30,000	$2.12	5.0	-	$ -
$ 3.07 - $ 3.74	1,569,668	$3.35	1.8	1,459,668	$3.36
$ 3.75 - $ 3.84	4,102,500	$3.75	4.7	-	$ -
$ 3.85 - $ 5.22	1,120,501	$4.21	3.1	404,666	$4.46
$ 5.23 - $ 7.24	1,788,500	$5.68	1.2	1,657,823	$5.58
$ 7.25 - $ 7.87	798,999	$7.59	3.3	298,297	$7.59
$ 7.88 - $ 9.16	1,535,500	$8.08	3.3	511,820	$8.08
$ 9.17 - $10.04	2,247,831	$9.25	3.7	758,118	$9.25
$ 2.12 - $10.04	13,193,499	$5.67	3.3	5,090,392	$5.77

b.	Deferred Share Unit Plan

During the three months and nine months ended September 30, 2015, the Company granted 8,333 (2014: 2,500) and 361,140 (2014: 116,110) Deferred Share Units (“DSUs”), respectively. The Company had 1,014,658 DSUs outstanding as at September 30, 2015 (2014: 649,016). A total of $2.2 million (December 31, 2014: $2.8 million) was included in accounts payable and accrued liabilities as at September 30, 2015 in relation to the DSUs.

c.	Incentive Plan

On August 7, 2013, the Board of Directors of Bellatrix approved an Incentive Plan where the Company may grant Restricted Awards (“RAs”) and Performance Awards (“PAs”) to officers, employees, and other service providers. Unless approved by the TSX (or such other stock exchange on which the common shares may be listed) and the shareholders, the Incentive Plan does not provide for the issuance of common shares to holders of PAs or RAs, but rather RAs and PAs are settled in cash in lieu of such common shares.

During the three months and nine months ended September 30, 2015, the Company granted nil (2014: nil) and 1,377,350 (2014: 572,850) RAs, respectively. The Company settled 295,192 (2014: 169,932) RAs and had 1,635,739 RAs outstanding as at September 30, 2015 (2014: 842,351). A total of 209,470 RAs were forfeited during the nine months ended September 30, 2015 (2014: 71,067). A total of $1.0 million (December 31, 2014: $0.6 million) was included in accounts payable and accrued liabilities as at September 30, 2015 in relation to the RAs.

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During the three months and nine months ended September 30, 2015, the Company granted nil (2014: nil) and 530,650 (2014: 411,150) PAs, respectively. The Company had 1,266,500 PAs outstanding as at September 30, 2015 (2014: 850,950) and a total of 15,600 PAs were forfeited during the nine months ended September 30, 2015 (2014: 30,900). A total of $1.1 million (December 31, 2014: $1.1 million) was included in accounts payable and accrued liabilities as at September 30, 2015 in relation to the PAs.

8.	SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-cash Working Capital

	Three months ended September 30,		Nine months ended September 30,
($000s)	2015	2014	2015	2014
Changes in non-cash working capital items:
Restricted cash	$(559)	$(7,983)	$7,433	$5,737
Accounts receivable	23,438	2,108	43,260	(52,541)
Deposits and prepaid expenses	(322)	792	(3,559)	982
Accounts payable and accrued liabilities	(4,123)	12,930	(69,674)	15,265
Advances from joint venture partners	13,506	20,139	(3,956)	(12,299)
	$31,940	$27,986	$(26,496)	$(42,856)
Changes related to:
Operating activities	$(3,856)	$545	$(17,094)	$(3,611)
Financing activities	7,637	(70)	10,102	43
Investing activities	28,159	27,511	(19,504)	(39,288)
	$31,940	$27,986	$(26,496)	$(42,856)

9.	INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia, and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. The Alberta corporate tax rate increased from 10% to 12%, enacted in the second quarter of 2015 and was effective July 1, 2015. As at September 30, 2015, Bellatrix had approximately $1.70 billion in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $173.6 million that expire in years through 2030.

10.	FINANCE INCOME AND EXPENSES

	Three months ended September 30,		Nine months ended September 30,
($000s)	2015	2014	2015	2014
Interest on bank debt	$5,006	$4,784	$17,341	$13,377
Interest on Senior Notes (1)	7,543	-	10,694	-
Accretion on decommissioning liabilities (non-cash)	464	443	1,377	1,307
Finance expense	$13,013	$5,227	$29,412	$14,684

(1) Includes amortized costs related to the issuance of the Senior Notes.

11.	FOREIGN EXCHANGE

Bellatrix incurs gains and losses in relation to the foreign currency translation of its Senior Notes. The Senior Notes are translated from USD to CAD using the closing foreign exchange rate for the period. An unrealized foreign exchange gain or loss is recognized in relation to the translation of the outstanding balance of the Senior Notes at the end of the period. Realized foreign exchange gains and losses are recognized as Senior Notes and other minor foreign currency based transactions are translated and settled during the period.

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	Three months ended September 30,		Nine months ended September 30,
($000s)	2015	2014	2015	2014
Realized gain (loss) on foreign exchange	$(8)	$-	$99	$-
Unrealized gain (loss) on foreign exchange	(22,377)	-	(28,656)	-
Unrealized gain on foreign exchange contracts	853	-	853	-
Loss on foreign exchange	$(21,532)	$-	$(27,704)	$-

Bellatrix entered into the following USD foreign exchange forward purchase contracts in the period ended September 30, 2015:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	32,500	$1.3076	$42,497
Fixed	May 14, 2020	30,000	$1.3080	$39,240

For the three month period ended September 30, 2015, Bellatrix recorded a net unrealized foreign exchange loss of $21.5 million. This was due to the impact of the change over the period in the value of the Canadian dollar relative to the US dollar on the Company’s US dollar denominated Senior Notes and from the change in the fair value of its US foreign exchange forward contract.

12.	PER SHARE AMOUNTS

The calculation of net profit (loss) per basic share for the three and nine months ended September 30, 2015 was based on a net loss of $50.5 million and net loss of $87.6 million (2014: net profit of $44.9 million and net profit of $108.3 million), respectively.

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Basic common shares outstanding	191,963,910	191,488,243	191,963,910	191,488,243
Fully dilutive effect of:
Share options outstanding	13,193,499	11,217,837	13,193,499	11,217,837
Fully diluted common shares outstanding	205,157,409	202,706,080	205,157,409	202,706,080
Weighted average shares outstanding	191,963,910	191,351,567	191,959,099	180,347,407
Dilutive effect of share options (1)	-	1,685,048	-	2,331,052
Diluted weighted average shares outstanding	191,963,910	193,036,615	191,959,099	182,678,459

(1) For the three and nine months ended September 30, 2015, a total of 13,193,499 share options were excluded from the calculations as they were anti-dilutive.

For the three and nine months ended September 30, 2014, a total of 9,532,789 and 8,886,785 share options, respectively, were excluded from the calculation as they were anti-dilutive.

13.	COMMITMENTS

The Company is committed to payments under fixed term operating leases which do not currently provide for early termination.

As at September 30, 2015, Bellatrix committed to drill 3 gross (1.2 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated net cost of approximately $4.0 million.

In addition, Bellatrix entered into a joint operating agreement during the 2011 year which includes a minimum commitment for the Company to drill a specified number of wells each year over the term of the agreement. The details of the agreement are provided in the table below:

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Joint Operating Agreement	Feb. 1, 2011
Commitment Term	2011 to 2015
Minimum wells per year (gross and net)	3
Minimum total wells (gross and net)	15
Estimated total cost ($millions)	$56.3
Remaining wells to drill at September 30, 2015	1
Remaining estimated total cost ($millions)	$3.9

Bellatrix also has certain drilling commitments relating to the Grafton Joint Venture, the Daewoo and Devonian Partnership, and the Troika Joint Venture. In meeting the drilling commitments under these agreements, Bellatrix will satisfy some of the drilling commitments under the joint operating agreements described above.

As at September 30, 2015, commitments under the Grafton Joint Venture are as follows:

Agreement	Grafton (2) (3)
Commitment Term	2013 to 2016
Minimum total wells (gross) (1)	85
Minimum total wells (net) (1)	16.9
Estimated total cost ($millions) (gross) (1)	$305.0
Estimated total cost ($millions) (net) (1)	$55.0
Remaining wells to drill at September 30, 2015 (gross) (1)	17
Remaining wells to drill at September 30, 2015 (net) (1)	4
Remaining estimated total cost ($millions) (gross) (1)	$73.0
Remaining estimated total cost ($millions) (net) (1)	$16.0

(1)  Gross and net estimated total cost values and gross and net minimum estimated total wells for the Grafton Joint Ventures represent Bellatrix’s total capital and well commitments pursuant to the Grafton joint venture agreement.

(2)  During April 2014, Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million. The funding period of the Grafton Joint Venture was extended to the third anniversary of the program’s effective date for wells relating to the exercised option. All other terms and conditions of the commitment increase are the same as the previously announced Grafton Joint Venture.

(3)  The funding period of the Grafton Joint Venture for the initial and amended agreement whereby Grafton will contribute $200 million was extended to December 31, 2015.

During 2014, the CNOR Joint Venture was formed with CNOR a non-operated oil and gas company managed by Grafton Asset Management Inc. Through the joint venture, CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's undeveloped land holdings. Bellatrix is not currently subject to any formal well or cost commitments in relation to the CNOR Joint Venture.

The Daewoo and Devonian Partnership provides for a multiyear commitment from 2013 to 2016 with anticipated total gross capital expenditures of $200 million ($100 million net). As at September 30, 2015, a total of 44 gross (19 net) wells have been drilled as well as expenditures related to land acquisitions and infrastructure pursuant to the Daewoo and Devonian Partnership and there remains estimated total gross capital of $89.1 million ($44.6 million net) to be committed by the parties thereunder.

The Troika Joint Venture provides for a multiyear commitment with anticipated total capital commitment of $120 million from each of Bellatrix and TCA. As at September 30, 2015 a total of 49 wells (24.5 net), including 3 megabores that each earned two sections of land were successfully drilled for a total of 52 gross sections of land earned by Bellatrix and TCA. As at September 30, 2015 remaining estimated capital to be expended under the Troika Joint Venture is $24.6 million gross ($12.3 million net).

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14.	FINANCIAL RISK MANAGEMENT

a.	Overview

The Company has exposure to the following risks from its use of financial instruments:

-	Credit risk
-	Liquidity risk
-	Market risk
-	Foreign exchange risk
-	Commodity price risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

b.	Credit Risk

As at September 30, 2015, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	$29,710	$6,052	$35,762
Amounts due from government agencies	-	617	617
Revenue and other accruals	28,738	2,065	30,803
Less: Allowance for doubtful accounts	-	(324)	(324)
Total accounts receivable	$58,448	$8,410	$66,858

Subsequent to September 30, 2015, the Company has collected $3.3 million of receivables greater than 90 days past due.

Amounts due from government agencies include GST and royalty adjustments. Accounts payable due to same partners includes amounts which may be available for offset against certain receivables.

In order to determine the allowance for doubtful accounts, the Company conducts a qualitative analysis of each account comprising the individual balances within its accounts receivable, including the counterparty’s identity, customary pay practices, and the terms of the contract under which the obligation arose. Based on the review of the individual balances within the accounts receivable balance at September 30, 2015 and specifically the balances greater than 90 days, a provision of $0.3 million has been made.

The carrying amount of accounts receivable and derivative assets represents the maximum credit exposure.

c.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity is to make reasonable efforts to sustain sufficient liquidity to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking harm to the Company’s reputation.

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The Company prepares annual capital expenditure budgets which are regularly monitored and updated as necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Company has a revolving reserve-based credit facility, as outlined in note 5, which is reviewed semi-annually by the lender. The Company attempts to match its payment cycle with the collection of petroleum and natural gas revenues on the 25th of each month. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.

The following are the contractual maturities of liabilities as at September 30, 2015:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$84,697	$84,697	$-	$-	$-
Advances from joint venture partners	72,432	72,432	-	-	-
Bank debt – principal (2)	341,030	-	341,030	-	-
Senior Notes (3)	320,709	-	-	320,709	-
Decommissioning liabilities (4)	93,915	-	849	3,907	89,159
Finance lease obligation	10,468	1,627	2,866	1,082	4,893
Total	$923,251	$158,756	$344,745	$325,698	$94,052

(1) Includes $0.5 million of accrued interest payable in relation to the bank credit facilities and $10.3 million related to interest on the Senior Notes are included in accounts payable and accrued liabilities.

(2) Bank debt is based on a three year facility, fully revolving until maturity, and extendable annually at the Company’s option (subject to lender approval), provided that the term after any extension would not be more than three years. Interest due on the bank credit facility is calculated based upon floating rates.

(3) Senior Notes mature on May 15, 2020, but may be redeemed by Bellatrix at any time on or after May 15, 2017 at specific redemption prices.

(4) Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2018 and 2065).

d.	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net profit (loss) or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

e.	Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in the Canadian / US dollar foreign exchange rate may impact the Company’s cash flows and net profit (loss). The Company’s realized commodity prices for crude oil and natural gas are based upon US dollar denominated commodity prices. Fluctuations in the Canadian / US dollar foreign exchange rate may thus impact commodity prices received by the Company. In addition, the Company has US dollar denominated Senior Notes and related interest obligations of which future cash repayments are directly impacted by the exchange rate in effect on the repayment date.

The Company may utilize foreign exchange derivative contracts to manage foreign exchange risks in order to maintain cash flow stability. Foreign exchange derivative transactions are in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivate contracts is limited to the outstanding principal amount of the Senior Notes and the term is limited to the remaining term of the related Senior Notes.

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As at September 30, 2015, the Company has entered into foreign exchange risk management contracts as follows:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	32,500	$1.3076	$42,497
Fixed	May 14, 2020	30,000	$1.3080	$39,240

f.	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by not only the relationship between the Canadian and United States dollar, as outlined above, but also world economic events that dictate the levels of supply and demand.

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

The Company’s formal commodity price risk management policy permits management to use specified price risk management strategies including fixed price contracts, costless collars and the purchase of floor price options, other derivative financial instruments, and physical delivery sales contracts to reduce the impact of price volatility and ensure minimum prices for a maximum of eighteen months beyond the current date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to cash flows from operating activities, as well as, to ensure Bellatrix realizes positive economic returns from its capital developments and acquisition activities.

As at September 30, 2015, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor		Price Ceiling		Index
Oil fixed	February 1, 2015 to December 31, 2015	2,000 bbl/d	$70.27	CDN	$70.27	CDN	WTI
Oil fixed	February 1, 2015 to December 31, 2015	1,000 bbl/d	$70.48	CDN	$70.48	CDN	WTI
Natural gas fixed	April 1, 2015 to October 31, 2015	20,000 GJ/d	$2.50	CDN	$2.50	CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	20,000 GJ/d	$2.50	CDN	$2.50	CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	2,500 GJ/d	$2.53	CDN	$2.53	CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	15,000 GJ/d	$2.50	CDN	$2.50	CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	5,000 GJ/d	$2.80	CDN	$2.80	CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	20,000 GJ/d	$2.53	CDN	$2.53	CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	10,000 GJ/d	$2.54	CDN	$2.54	CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	10,000 GJ/d	$2.59	CDN	$2.59	CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	10,000 GJ/d	$2.59	CDN	$2.59	CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	10,000 GJ/d	$2.58	CDN	$2.58	CDN	AECO
Natural gas fixed	March 1, 2015 to December 31, 2015	20,000 GJ/d	$2.56	CDN	$2.56	CDN	AECO
Natural gas fixed	March 1, 2015 to December 31, 2015	20,000 GJ/d	$2.58	CDN	$2.58	CDN	AECO
Natural gas fixed	March 1, 2015 to December 31, 2015	17,500 GJ/d	$2.56	CDN	$2.56	CDN	AECO
Natural gas fixed	January 1, 2016 to December 31, 2017	50,000 GJ/d	$3.00	CDN	$3.00	CDN	AECO

Natural gas swap arrangements

Average Volumes (GJ/d) / Average Price ($/GJ)

Product	Financial Contract	Period	Volume	Average Price
Natural gas	AECO basis swap	January 1, 2016 to December 31, 2016	50,115	US$0.67
Natural gas	AECO basis swap	January 1, 2017 to December 31, 2017	50,115	US$0.68

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Crude oil swap arrangements

Average Volumes (bbl/d) / Average Price ($/bbl)

Product	Financial Contract	Period	Volume	Average Price
Crude Oil	WTI basis swap	January 1, 2016 to September 30, 2016	500	US$4.05
Crude Oil	WTI basis swap	January 1, 2016 to December 31, 2016	1,500	US$4.05

g.	Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain the future development of the business. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company considers its capital structure to include shareholders’ equity, Senior Notes, bank debt, and working capital. In order to maintain or adjust the capital structure, the Company may from time to time issue common shares, issue high-yield or other debt instruments, adjust its capital spending, and/or dispose of certain assets to manage current and projected debt levels.

The Company monitors capital based on the ratio of total net debt to annualized funds flow from operations (the “ratio”). This ratio is calculated as total net debt, defined as outstanding bank debt and Senior Notes, plus or minus working capital (excluding commodity contract assets and liabilities, the current portion of finance lease obligations and deferred lease inducements, and deferred tax assets or liabilities), divided by funds flow from operations (cash flow from operating activities before changes in non-cash working capital and deductions for decommissioning costs) for the most recent calendar quarter, annualized (multiplied by four). The total net debt to annualized funds flow from operations ratio may increase at certain times as a result of acquisitions, fluctuations in commodity prices, timing of capital expenditures and other factors. In order to facilitate the management of this ratio, the Company prepares annual capital expenditure budgets which are reviewed and updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. Bellatrix does not pay dividends.

The Company’s capital structure and calculation of total net debt and total net debt to funds flow ratios as defined by the Company is as follows:

Debt to Funds Flow from Operations Ratio

	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2015	2014	2015	2014

Shareholders’ equity	1,165,587	1,190,258	1,165,587	1,190,258

Bank Debt	341,030	402,655	341,030	402,655
Adjusted working capital deficiency (2)	61,715	67,462	61,715	67,462
Subtotal	402,745	470,117	402,745	470,117
Senior Notes (due May 15, 2020)	320,709	-	320,709	-
Total net debt (2) at period end	723,454	470,117	723,454	470,117

Debt to funds flow from operations ratio (annualized) (1) (3)
Funds flow from operations (1) (annualized)	106,392	241,364	106,445	278,661
Total net debt (2) at period end	723,454	470,117	723,454	470,117
Total net debt to periods funds flow from operations ratio (annualized) (3)	6.8x	1.9x	6.8x	1.7x

Debt to funds flow from operations ratio (trailing) (1) (4)
Funds flow from operations (trailing) (1) (4)	141,591	253,190	141,591	253,190
Total net debt (2) to funds flow from operations ratio (1) (trailing) (4)	5.1x	1.9x	5.1x	1.9x

(1) Funds flow from operations is an additional GAAP term that does not have any standardized meaning under GAAP. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs

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(2) Total net debt is considered to be an additional GAAP measure. Therefore reference to the additional GAAP measure of total net debt may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes deferred lease inducements, long-term commodity contract liabilities, decommissioning liabilities, the long-term finance lease obligation, and deferred tax liability. Total net debt includes the bank debt, Senior Notes and adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is an additional GAAP measure calculated as net working capital deficiency (excess) excluding current finance lease obligation, current deferred lease inducements, and current portion of risk management asset.

(3) For the three months ended September 30, 2015 and 2014, total net debt to funds flow from operations ratio (annualized) is calculated based upon third quarter funds flow from operations annualized. For the nine months ended September 30, 2015 and 2014, total net debt to funds flow from operations ratio (annualized) is calculated based upon first three quarters funds flow from operations annualized.

(4) Trailing periods funds flow from operations ratio annualized is based upon the twelve-month periods ended September 30, 2015 and September 30, 2014.

h.	Fair Value

The Company’s financial instruments as at September 30, 2015 include restricted cash, accounts receivable, deposits and prepaid expenses, risk management assets, accounts payable and accrued liabilities, advances from joint venture partners, finance lease obligations, and long-term debt. The fair value of accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying amounts due to their short term to maturity.

The risk management assets at September 30, 2015 include both commodity contracts and foreign exchange contracts. The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of foreign exchange contracts is determine based on the difference between the contracted forward rate and current forward rates, using the remaining settlement amount. The fair value of risk management contracts as at September 30, 2015 was a net asset of $7.3 million (December 31, 2014: nil). The risk management contracts are classified as level 2 within the fair value hierarchy.

Bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

	September 30,	December 31,
($000s)	2015	2014
Commodity contract asset (current and long-term)	$6,420	$-
Foreign exchange contract (current)	853	-
Commodity contract liability (current)	-	-
Net risk management asset	$7,273	$-

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